SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (AMENDMENT NO. __)[1]

                           Triple S Plastics, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                 896926 10 2
   ----------------------------------------------------------------------
                               (Cusip Number)

                              Daniel B. Canavan
                       7950 Moorsbridge Road, Suite 200
                           Portage, Michigan 49097
                               (941) 928-4710
   ----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 13, 2000
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on following pages)
                            (Page 1 of 7 pages)


   <[1]>
        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).






     CUSIP NO. 896926 10 2                                                                               PAGE 2 OF 7 PAGES
                                                               13D
         1      NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Daniel B. CANAVAN

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) / /
                                                                                                                  (b) /x/
         3      SEC USE ONLY

         4      SOURCE OF FUNDS*

                PF

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

           NUMBER OF           7     SOLE VOTING POWER

             SHARES                  956,868 SHARES

          BENEFICIALLY         8     SHARED VOTING POWER

            OWNED BY                 2,482,601 SHARES

              EACH             9     SOLE DISPOSITIVE POWER

           REPORTING                 956,868 SHARES

             PERSON           10     SHARED DISPOSITIVE POWER

              WITH                   0 Shares

         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,482,601 SHARES

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            / /

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                65.9% (See also Item 5)

         14     TYPE OF REPORTING PERSON*

                IN
                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!





             This Schedule 13D ("Schedule 13D") amends in its entirety the Statement on Schedule 13G filed on February 14, 2000 by and on behalf of Daniel B. Canavan with respect to the shares of common stock of Triple S Plastics, Inc., a Michigan corporation (the "Company"), beneficially owned by Daniel B. Canavan (the "Reporting Person"). The shares of common stock, no par value (the "Common Stock") owned by the Reporting Person have become subject to a Shareholders Agreement, dated as of July 13, 2000 (the "Company Shareholders Agreement"), entered into by the Reporting Person and certain other principal shareholders of the Company (together with the Reporting Person, the "Shareholders"), Eimo Oyj, a Finnish corporation ("Eimo"), and Spartan Acquisition Corp., a wholly owned subsidiary of Eimo ("Merger Sub"), pursuant to which the Reporting Person and the other Shareholders have agreed to vote their shares of Common Stock in favor of the Agreement and Plan of Merger, dated as of July 13, 2000 (the "Merger Agreement"), among the Company, Eimo and Sub, which provides for Merger Sub to merge with and into the Company. As a result of entering into the Shareholders Agreement, the Reporting Person may be deemed to have formed a "group" with each of the other Shareholders for purposes of Section 13(d)(3) of the Securities Act of 1933 (the "1933 Act") and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by the Reporting Person of the formation of, or membership in, any such group.

   ITEM 1.        SECURITY AND ISSUER.

             This statement relates to shares of Common Stock of the Company. The principal executive offices of the Company are located at 7950 Moorsbridge Road, Portage, Michigan 49024.

   ITEM 2.        IDENTITY AND BACKGROUND.

             This statement is being filed by Daniel B. Canavan.

             Mr. Canavan serves as Chairman of the Board of Directors of Triple S Plastics, Inc. The business address of Mr. Canavan is 7950 Moorsbridge Road, Portage, Michigan 49024.

             During the last five years, the Reporting Person has not:
   (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             A portion of the Common Stock owned by Mr. Canavan was acquired prior to the initial public offering of the Company and the remainder was acquired through employee stock options granted by the Company. The ownership information included in this Schedule 13D includes options to purchase Common Stock exercisable within 60 days.

   ITEM 4.        PURPOSE OF TRANSACTION.

             Eimo required the Shareholders to enter into the Company Shareholders as a condition to Eimo's entering into the Merger
   Agreement. In satisfaction of this condition and as an inducement to Eimo's entering into the Merger Agreement, the Shareholders agreed to enter into the Company Shareholders Agreement.

             The consummation of the Merger is subject to approval by the Company's shareholders, Internal Revenue Code Section 368 reorganization tax treatment, the receipt of certain regulatory approvals, including expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

             The Shareholders currently own enough shares of outstanding Common Stock to cause the Merger and the related transactions to be approved at the Company shareholders meeting to be called for that purpose, and pursuant to the Company Shareholders Agreement, the Reporting Person and the other Shareholders have agreed to vote all of the shares of Common Stock beneficially owned by them in favor of the Merger, the adoption of the Merger Agreement and each of the other
   transactions contemplated by the Merger Agreement at the meeting.   In
   addition, if the Reporting Person or any of the other Shareholders acquires the right to vote any additional shares of Common Stock, the Company Shareholders Agreement shall be applicable to such additional shares. The Shareholders have also agreed, among other things, to restrictions upon the transfer of their shares of Common Stock prior to the termination of the Company Shareholders Agreement. The Company Shareholders Agreement will terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement.
   The Reporting Person and the other Shareholders are jointly and severally obligated, prior to the record date for any Shareholder action on the Merger, to hold, or if not held, to purchase or repurchase such number of shares of Common Stock as will result in all of the Shareholders together holding, in the aggregate, not less than 50.1% of the total number of shares of Common Stock outstanding as of such record date.

             If the Merger is consummated as contemplated by the Merger Agreement, (i) Merger Sub will be merged with and into the Company,
   (ii) the Board of Directors of the Company will be replaced by the Board of Directors of Merger Sub, (iii) the Articles of Incorporation of the Company will be replaced by the charter of Merger Sub, (iv) the Company s Common Stock will cease to be authorized for listing on the Nasdaq National Market and (v) the Company s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. It is anticipated that one of the directors of the Company will be a member of the Board of Directors of the surviving corporation.

             The preceding summary of certain provisions of the Company Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 2 hereto, and which is incorporated herein by reference.

   ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 3,763,549 shares of Common Stock outstanding on July 13, 2000. In the aggregate, the Shareholders own 2,023,757 outstanding shares of Common Stock and own options (exercisable within 60 days) to acquire an additional 608,667 shares of Common Stock.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person as of the date hereof is as follows:

                  (1) Mr. Canavan beneficially owns 2,482,601 shares of Common Stock, constituting approximately 65.9% of the outstanding Common Stock.

             (b) Immediately prior to the execution of the Company Shareholders Agreement, the number of shares of Common Stock as to which the Reporting Person had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, was as follows:

                  (1) Mr. Canavan had sole power to vote and dispose of 956,868 shares of Common Stock.

                  (2) Mr. Canavan had shared power to direct the vote of 2,482,601 shares of Common Stock.

             Subject to the following paragraph, pursuant to the Company Shareholders Agreement and solely with respect to the approval of the Merger and the Merger Agreement, the Reporting Person may be deemed to share voting power with respect to an aggregate of 2,632,424 shares of Common Stock, which shares constitute approximately 69.9% of the 3,763,549 shares of Common Stock outstanding on July 13, 2000.

             The Reporting Person hereby expressly disclaims beneficial ownership over the shares of Common Stock reported herein but owned by the other Shareholders (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

             (c) There have been no transactions by the Reporting Person in the Common Stock in the past 60 days.

             (d) Information with respect to ownership and control of shares of Common Stock by the Shareholders is set forth in the Company Shareholders Agreement, including the number of shares and options (exercisable within 60 days) owned by the Reporting Person and by each of the other Shareholders. To the knowledge of the Reporting Person, the right to receive dividends with respect to shares of Common Stock and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock held by the Reporting Person and each of the other Shareholders are held by the Reporting Person and each of the other Shareholders as reflected by the Company Shareholders Agreement.

             (e)  Not applicable.

   ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On May 11, 1999, the Reporting Person entered into an Irrevocable Proxy and Purchase Right Agreement (the "Proxy Agreement") with Albert C. Schauer and Victor V. Valentine, Jr. Under the terms of the Proxy Agreement, the Reporting Person and Victor V. Valentine, Jr. agreed that for so long as Albert C. Schauer is employed as Chief Executive Officer of the Company, they will vote all of their respective shares to provide that Albert C. Schauer is elected as a member of the Board of Directors of the Company.

             To the best knowledge of the Reporting Person, except as described in this Schedule 13D or in the Merger Agreement, Company Shareholders Agreement, or the documents referred to herein or therein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company.

   ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1 Agreement and Plan of Merger, dated July 13, 2000 among Eimo Oyj, Spartan Acquisition Corp., and Triple S Plastics, Inc. (incorporated by reference to Exhibit 2.1 of the Company's current report as filed on Form 8-K, filed by the Company on July 19,
                  2000).

       Exhibit 2 Company Shareholders Agreement, dated as of July 13, 2000, between Eimo Oyj, Spartan Acquisition Corp., Daniel B. Canavan and certain other shareholders of Triple S Plastics, Inc.

        Exhibit 3 Irrevocable Proxy and Purchase Right Agreement dated as of May 11, 1999 by and among Albert C. Schauer, Daniel
                  B. Canavan and Victor V. Valentine, Jr.


                                 SIGNATURES


        After reasonable inquiry and to the best of the undersigned s knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

   Dated: July 24, 2000


                                      ----------------------------------
                                      Daniel B. Canavan

                                                                  EXHIBIT 2
                                                                  ---------



                       COMPANY SHAREHOLDERS' AGREEMENT
                       ------------------------------


        AGREEMENT, dated as of July 13, 2000, among Eimo Oyj, a company organized under the laws of the Republic of Finland ("Parent"), Spartan Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "MERGER SUB"), and each of the individuals set forth on the signature pages hereto (collectively, the "COMPANY SHAREHOLDERS").

                            W I T N E S S E T H:

        WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and Triple S Plastics, Inc., a Michigan corporation (the "COMPANY"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "MERGER AGREEMENT"), pursuant to which the Merger Sub will be merged with and into the Company (the "MERGER");

        WHEREAS, each of the Company Shareholders is the owner of shares of capital stock of the Company, as more particularly described herein; and

        WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Company Shareholders agree, and the Company Shareholders have agreed, to enter into this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

        1.   DEFINITIONS.  For purposes of this Agreement:

             (a) "BENEFICIALLY OWN," "BENEFICIALLY OWNED," BENEFICIAL OWNER" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

             (b) "COMMON STOCK" shall mean at any time the Common Stock, no par value, of the Company.

             (c) "EXISTING SHARES" means the Shares held by Company Shareholders as of the date of this Agreement as set forth on SCHEDULE I.







             (d) "PERSON" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

             (e) Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.

        2.   AGREEMENTS.

             (a) VOTING AGREEMENT. Each Company Shareholder shall, at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock (each, a "SHAREHOLDER ACTION"), vote (or cause to be voted) all Shares then held of record or Beneficially Owned by such Company Shareholder,
   (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement.

             (b) NO INCONSISTENT ARRANGEMENTS. Each Company Shareholder hereby covenants and agrees that, except as contemplated or permitted by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Company Shareholder's Shares, options, warrants or other rights to receive Shares, or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, options, warrants or other rights to receive Shares, or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or
   (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

             (c)  PERMITTED TRANSFERS.  Notwithstanding the provisions of
   Section 2(b) hereof, each of the Company Shareholders shall be permitted to transfer or consent to any transfer of Shares to the extent that the gross proceeds with respect to any such transfers do not exceed, in the aggregate with respect to each such Company Shareholder, the sum of $1,000,000, PROVIDED, HOWEVER, that all of the Company Shareholders shall be jointly and severally obligated, prior to the record date for any Shareholder Action, to hold, or if not held, to purchase or repurchase such number of Shares as shall result in all of the Company Shareholders together holding, in each case, in the aggregate, not less than 50.1% of the total number of Shares outstanding as of such record date.

             (d)  GRANT OF IRREVOCABLE PROXY; APPOINTMENT OF PROXY.
                  ------------------------------------------------

                  (i) Each Company Shareholder hereby irrevocably grants to, and appoints, Parent and Jalo Paananen and Elmar Paananen, or either of them, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, such Company Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Company Shareholder, to vote such Company Shareholder's Shares, or grant a consent or approval in respect of such Shares in favor of the Transactions and against any Acquisition Proposal.

                  (ii) Each Company Shareholder represents that there are no existing options, warrants, calls, pre-emptive rights, irrevocable proxies, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to such Company Shareholder's Shares, and any proxies heretofore given in respect of such Company Shareholder's Shares which are revocable are hereby revoked, except for those contained in the Irrevocable Proxy and Purchase Right Agreement (the "EXISTING PROXY AGREEMENT") entered into between A. Christian Schauer, Daniel B. Canavan and Victor V. Valentine, Jr.

                  (iii) Each Company Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Company Shareholder's execution and delivery of this Agreement. Each Company Shareholder hereby affirms that the irrevocable proxy set forth in this SECTION 2(d) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Company Shareholder under this Agreement. Each Company Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, except that such proxy will automatically be revoked upon termination of this Agreement pursuant to SECTION 7 hereof. Each Company Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 450.1422 of the Michigan Business Corporation Act.

             (e) NO SOLICITATION. Each Company Shareholder hereby agrees, in his capacity as a Company Shareholder of the Company, that neither such Company Shareholder nor any of his affiliates shall (and such Company Shareholder shall cause his representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. Each Company Shareholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each Company Shareholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company Shareholder in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction. Any action taken by the Company, any Company Shareholder in his capacity as a member of the Board of Directors of the Company, or by any other member of the Board of Directors of the Company in accordance with Section 5.8 of the Merger Agreement shall be deemed not to violate this SECTION 2(e).

        3. ADJUSTMENTS; ADDITIONAL SHARES. In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of, or affecting the Shares, or (ii) any Company Shareholder shall become the Beneficial Owner of any additional Shares or other securities entitling the holder thereof to vote or give consent with respect to any matter, then the terms of this Agreement shall apply to the Shares held by such Company Shareholder immediately following the effectiveness of the events described in clause (i) of this SECTION 3 or such Company Shareholder becoming the Beneficial Owner of such additional Shares, as described in clause (ii) of this SECTION 3, as though they were Existing Shares hereunder.

        4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS. Each Company Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

             (a) OWNERSHIP OF SHARES. Such Company Shareholder is the record and Beneficial Owner of the Existing Shares, as set forth on
   SCHEDULE I. On the date hereof, the Existing Shares constitute all of the Shares owned of record or Beneficially Owned by such Company Shareholder. Such Company Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in
   SECTION 2 hereof, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

             (b) POWER; BINDING AGREEMENT. Such Company Shareholder has full power and authority to enter into and perform all of such Company Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Company Shareholder will not violate any other agreement to which such Company Shareholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, Company Shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Company Shareholder and constitutes the valid and binding agreement of such Company Shareholder, enforceable against such Company Shareholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Company Shareholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Company Shareholder of the transactions contemplated hereby.

        (c) NO CONFLICTS. Except for filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by such Company Shareholder and the consummation by such Company Shareholder of the transactions contemplated hereby and none of the execution and delivery of this Agreement by such Company Shareholder, the consummation by such Company Shareholder of the transactions contemplated hereby or compliance by such Company Shareholder with any of the provisions hereof shall (A) if such Company Shareholder is other than a natural person, conflict with or result in any breach of any organizational documents applicable to such Company Shareholder,
   (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Company Shareholder is a party or by which such Company Shareholder or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Company Shareholder or any of its properties or assets.

        (d) NO LIENS. Except as permitted by this Agreement, and except as provided for in the Existing Proxy Agreement, the Existing Shares and the certificates representing such Existing Shares are now, and at all times during the term hereof will be, held by such Company Shareholder, or by a nominee or custodian for the benefit of such Company Shareholder, free and clear of all Liens, except for any Liens hereunder.

        (e) NO FINDER'S FEES. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Company Shareholder.

        5. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

        6. STOP TRANSFER. The Company Shareholders shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

        7. TERMINATION. The covenants, agreements, representations and proxy contained herein with respect to the Shares shall terminate upon the earlier to occur of (i) the Effective Time, or (ii) the termination of the Merger Agreement in accordance with its terms.

        8.   MISCELLANEOUS.

             (a) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

             (b) BINDING AGREEMENT. This Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including, without limitation, a Company Shareholder's administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

             (c) ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of Parent and Merger Sub, provided that Parent or Merger Sub may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent or the Merger Sub of its obligations hereunder if such assignee does not perform such obligations.

             (d) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

             (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

             If to a Company Shareholder, to such Company Shareholder's address set forth on SCHEDULE I hereto.

             Copy to:
                       Schiff Hardin & Waite
                       6600 Sears Tower
                       Chicago, Illinois 60606
                       Attention:   John F. Adams, Esq.
                       Telephone No.:  312-258-5541
                       Telecopy No.:   312-258-5700

             If to Parent or Merger Sub:

                       Eimo Oyj
                       Norokatv 5
                       FIN-15101 Lahti
                       FINLAND
                       Attention:   Elmar Paananen
                       Telephone No.: 011-358-3850-5430
                       Telecopy No.:  011-3583-850-5405

             Copy to:
                       Smith, Gambrell & Russell, LLP
                       Promenade II, Suite 3100
                       1230 Peachtree Street, N.E.
                       Atlanta, Georgia 30309
                       Attention: John D. Saunders
                       Telephone No.: (404) 815-3682
                       Telecopy No.:  (404) 685-6982

   or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

             (f) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

             (g) SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

             (h) REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

             (i) NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

             (j) NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

             (k) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof; PROVIDED, however, that the laws of the respective jurisdictions of incorporation of each of the parties shall govern the relative rights, obligations, powers, duties and other internal affairs of such party and its board of directors.

             (l) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT.

             (m) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

             (n) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.




                    [SIGNATURES BEGIN ON FOLLOWING PAGE]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

                                 EIMO OYJ


                                 By:  /s/ Elmar Paananen
                                    ----------------------------------
                                 Name:   Elmar Paananen
                                 Title:  Executive Vice Chairman


                                 SPARTAN ACQUISITION CORP.


                                 By:   /s/ Elmar Paananen
                                    ----------------------------------
                                 Name:   Elmar Paananen
                                 Title:  President and Secretary


                                 SHAREHOLDERS:


                                 /s/ A. Christian Schauer
                                 -------------------------------------
                                 A. Christian Schauer


                                 /s/ Victor V. Valentine, Jr.
                                 -------------------------------------
                                 Victor V. Valentine, Jr.


                                 /s/ Daniel B. Canavan
                                 -------------------------------------
                                 Daniel B. Canavan


                                 /s/ David L. Stewart
                                 -------------------------------------
                                 David L. Stewart

                                                            SCHEDULE I
                                                            ----------


       Number and Address of                            Number of Existing                     Options Exercisable
       Company Shareholder                                Shares Owned                            within 60 Days
       ---------------------                            ------------------                     -------------------
       A. Christian Schauer                                    38,000                                  499,667
       5512 Bobwhite
       Kalamazoo, Michigan 49009

       Victor V. Valentine, Jr.                               945,066                                   43,000
       7688 S. 38th Street
       Scotts, Michigan 49088

       Daniel B. Canavan                                      913,868                                   43,000
       5530 Blue Spruce
       Kalamazoo, Michigan 49009

       David L. Stewart                                       126,823                                   23,000
       1022 Essex Circle
       Kalamazoo, Michigan 49008







                                                                  EXHIBIT 3
                                                                  ---------


               IRREVOCABLE PROXY AND PURCHASE RIGHT AGREEMENT
               ----------------------------------------------

        This Irrevocable Proxy and Purchase Right Agreement (the "Agreement"), is made as of the 11th day of May, 1999, by and among ALBERT CHRISTIAN SCHAUER ("Schauer"), DANIEL B. CANAVAN ("Canavan") and VICTOR V. VALENTINE, JR. ("Valentine"), with reference to the following facts and circumstances:

        A. Canavan and Valentine each own shares of the stock of Triple S Plastics, Inc.;

        B. Schauer is an employee and director of Triple S Plastics, Inc., a Michigan corporation ("Company");

        C. As of this date, Schauer has entered into an Employment Contract with the Company (the "Employment Contract") a related Stock Option Agreement, dated as of May 11, 1999 (the "Stock Option
   Agreement"); and

        D. In connection with the Employment Contract and as a condition to Schauer's obligation to remain in the Company's employ, Canavan and Valentine agreed to vote their respcctive shares of Company stock in favor of Schauer's election as a director of the Company.

        IT IS AGREED AS FOLLOWS:

        1. VOTING OF SHARES. At each annual and special meeting of the shareholders of the Company, as shall be duly called and held, Canavan and Valentine each agree that for so long as Schauer continues to be employed as the Chief Executive Officer of the Company, they will vote all of their respective shares, now owned or hereafter acquired, to provide that Schauer shall be elected as a member of the Board of Directors of the Company. Furthermore, Canavan and Valentine each agree to vote their respective shares of Company stock, at the next annual meeting of the Company's shareholders, in favor of the proposed amendment to the Company's Employee Stock Option Plan to increase the number of shares available for issuance under that Plan. In order to give cffect to this obligation, both Canavan and Valentine hereby irrevocably appoints Schauer as their proxy with full power to votc all of Canavan's and Valentine's shares in the Company in accordance with the provisions of this Agreement. The provisions of this Agreement shall be effective only with respect to the election of the Board of Directors of the Company, and shall not effect or restrict Canavan's and/or Valentine's ability to vote their shares in the Company on any other matters. The parties acknowledge and agree that the provisions of this Agreement are authorized by Section 422 of the Michigan Business Corporation Act.

        2. EXERCISED SHARES. The Stock Option Agreement provides for the acceleration of the vesting of shares subject to the Option (as defined therein) in the event of Schauer's death or disability, as more specifically provided in Section 8 of the Stock Option Agreement.







   In the event that Schauer (or those to whom his rights are assigned) exercises the Option, in whole or in part, pursuant to Section 8(c) or 8(d) of the Stock Option Agreement ("Exercised Shares"), then Schauer (or those to whom his rights are assigned) shall, upon exercising such Option, give Canavan, Valentine and the Company written notice of the exercise (the "Notice").

        3. CANAVAN'S AND VALENTINE'S RIGHT TO PURCHASE. Prior to expiration of 60 day's after the date of the Notice, Canavan and Valentine shall have the right to purchase all or a portion of the Exercised Shares for cash at the fair market price of such Exercised Shares on the date the Option was exercised. Among Canavan and Valentine, such right to purchase shall be allocated between them in such proportions as they may agree upon, or in the absence of their agreement, such rights shall be allocated between them in the proportions that their individual shareholdings in the Company bear to the total Exercised Shares to be purchased. If Canavan and/or Valentine exercise their right to purchase such Exercised Shares, they shall do so by notifying Schauer (or those to whom his rights are assigned) in writing of their decision prior to expiration of 60 days from the date of the Notice.

        4. COMPANY'S RIGHT TO PURCHASE. In the event that Canavan and/or Valentine fail to timely exercise their right to purchase the Exercised Shares of Schauer (or those to whom his rights are assigned), the Company shall have an additional right to purchase all or a portion of the Exercised Shares for a period of 30 days after the expiration of the initial 60 days from the date of the Notice. The price and terms for the Exercised Shares to the Company will the same as that identified in Section 3 above. If the Company exercises its right to purchase the Exercised Shares. it shall do so by notifying Schauer (or those to whom his rights are assigned) in writing of its decision to do so prior to expiration of 90 days after the date of the Notice.

        5. INSTALLMENT EXERCISE OF OPTION. If the Option is exercised in installments, the obligation to provide the requircd Notice under
   Section 3 above shall apply to each exercise of the Option, and the rights to purchase under Sections 4 and 5 above shall apply to each of the Exercised Shares acquired upon exercise of the Option.













                                          2







        IN WITNESS WHEREOF, this Irrevocable Proxy and Purchase Right Agreement has been executed the date first written above.


                                      /s/ Albert Christian Schauer
                                      ----------------------------------
                                      Albert Christian Schauer


                                      /s/ Daniel B. Canavan
                                      ----------------------------------
                                      Daniel B. Canavan


                                      /s/ Victor V. Valentine, Jr.
                                      ----------------------------------
                                      Victor V. Valentine, Jr.




































                                          3